Stradley Ronon Stevens & Young, LLP Suite 1601 191 North Wacker Drive Chicago, IL 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com

VIA EDGAR

November 2, 2016

Kimberly A. Browning

Senior Counsel

Disclosure Review and Accounting Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Floating Rate Income Opportunity Fund

    File Numbers: 333-212356; 811-21579

Dear Ms. Browning:

This letter responds to the comments provided verbally on October 27, 2016 by the staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to Term Preferred Shares of the Nuveen Floating Rate Income Opportunity Fund (the “Registrant” or the “Fund”). For convenience, each of the comments applicable to the Fund are repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 3 to the Registration Statement, which was filed with the SEC on the date of this letter and is marked to show changes from pre-effective amendment no. 2 to the Registration Statement as filed on October 21, 2016.

Cover Pages

1.	Comment: The Prospectus indicates:

a.	“Senior Loans that the Fund intends to invest in are usually rated below investment grade, and share the same risks of other below investment grade debt instruments.”See “Risk Factors – Security Level Risks – Senior Loan Risk.”

b.	“Substantially all of the Fund’s portfolio likely will be invested in debt instruments of below investment grade quality.”See “Risk Factors – Issuer Level Risks –Below Investment Grade Risk.”

On the Cover Page, please clarify the disclosure under the “Investment Strategies” heading by disclosing, in the exact language indicted, the facts noted above in sub-sections a and b of this comment.

Response: The Registrant has revised the Cover Page to address this comment by adding the underlined text indicated below:

“Investment Strategies. The Fund invests at least 80% of its Managed Assets (as defined on page 8) in adjustable rate loans, primarily secured senior loans. As part of the 80% requirement, the Fund also may invest in adjustable rate unsecured senior loans and adjustable rate secured and unsecured subordinated loans. Senior Loans that the Fund intends to invest in are usually rated below investment grade, and share the same risks of other below investment grade debt instruments. ~~Senior loans are typically below investment grade quality and may have below investment grade ratings.~~ The Fund invests at least 65% of its Managed Assets in adjustable rate senior loans that are secured by specific collateral. Adjustable rate loans are made to U.S. or non-U.S. corporations, partnerships and other similar types of business entities that operate in various industries and geographical regions. Such adjustable rate loans pay interest at rates that are redetermined periodically at short-term intervals on the basis of an adjustable base lending rate plus a premium. The Fund may invest its Managed Assets without limit in adjustable rate loans and other debt instruments that are, at the time of investment, rated below investment grade or unrated but judged to be of comparable quality; however, the Fund may not invest, at the time of investment, more than 30% of its Managed Assets in securities rated below CCC+ or Caa, including securities in default. Substantially all of the Fund’s portfolio likely will be invested in debt instruments of below investment grade quality. Investments rated below investment grade, or that are unrated but of equivalent credit quality, are commonly referred as “junk bonds” and have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal when due.”

Prospectus Summary:

Investment Objectives and Policies

2.	Comment: This section states that, “[i]nvestment rating limitations are considered to apply only at the time of investment and will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities.” (emphasis added). Please add disclosure clarifying the meaning of “excess or deficiency.”

Response: The Registrant has added the following disclosure to the end of the sixth paragraph under the heading, “Investment Objective and Policies,” to clarify the intent of the referenced language and replace it with clearer disclosure:

“Investment rating limitations are considered to apply only at the time of investment and the Fund is under no obligation to sell securities as a result of changes in market values or ratings.”

Prospectus

The Fund’s Investments – Portfolio Composition and Other Information – Derivatives; Structured Notes

4.	Comment: We note the new disclosure in the eighth paragraph under this heading, that “[t]he Fund may invest up to 5% of its Managed Assets in iBoxx Loan Total Return Swaps. Such swaps are standardized total return swaps on loan indices that are designed to provide exposure to the Senior Loan market.”

a.     Please provide more details concerning the features of this instrument including, without limitation, what “standardized” means in this context.

b.     Please explain how, if applicable, this instrument relates to the disclosure in the sixth and seventh paragraphs of this section, relating to “synthetic investments.”

c.     Please explain whether investing in this instrument would expose the Fund to any additional risks and, if necessary, add risk disclosure specifically related to this instrument.

Response:

a, b. The Registrant has added the phrase, “(as defined below)” after the first reference to “iBoxx Loan Total Return Swaps” in this section. The Registrant also has added the following disclosure to the eighth paragraph under the heading, “The Fund’s Investments – Portfolio Composition and Other Information – Derivatives; Structured Notes”:

“iBoxx Loan Total Return Swaps are a specific type of total return swaps on one or more indices that are designed to provide exposure to the Senior Loan market. The iBoxx Loan Total Return Swap’s underlying index is the Markit iBoxx USD Liquid Loan Total Return Index, which is a subset of the benchmark Markit iBoxx USD Leveraged Loan Index. “iBoxx Loan Total Return Swaps” means total return swaps written on the Markit iBoxx USD Liquid Loan Total Return Index. Markit created this index to seek to track the broader senior loan market with a smaller subset of the more liquid index constituents, providing via the index’s associated total return swap an efficient and cost-effective basis for obtaining exposure to the senior loan market. These total return swaps use standardized trading documentation and short form, electronic confirmations, which offer increased efficiency and lower costs than traditional total return swaps, which use variable or customized trading documentation and paper confirmations. The Fund anticipates using iBoxx Loan Total Return Swaps as a component of “synthetic investments” that, when combined with cash equivalents, replicate or emulate exposure to Senior Loans, as described above.”

c.     The Registrant has revised the disclosure in the third paragraph under the heading, “Risk Factors – Security Level Risks – Derivatives Risk, Including the Risk of Swaps” to address the additional risk associated with iBoxx Loan Total Return Swaps :

“The Fund may enter into debt-related derivatives instruments including credit default swap contracts and interest rate swaps. The Fund may enter into total return swaps on an underlying index to create investment exposure. For example, in order to replicate or emulate exposure to the Senior Loan market, the Fund may invest in iBoxx Loan Total Return Swaps, which are swaps written on an underlying index. See “The Fund’s Investments – Portfolio Composition and Other Information – Derivatives; Structured Notes.” The Fund cannot guarantee that this index will in all cases correlate with or “track” the desired exposure to Senior Loans. If the index underlying the iBoxx Loan Total Return Swaps does not track the Senior Loan market, the Fund’s investments in iBoxx Loan Total Return Swaps may not perform as expected. Like most derivative instruments, the use of swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. Credit default and total return swap agreements may effectively add leverage to the Fund’s portfolio. Total return swap agreements are subject to the risk that a counterparty will default on its payment obligations to the Fund thereunder. In addition, the use of swaps requires an understanding by Nuveen Fund Advisors and Symphony not only of the referenced asset, rate or index, but also of the swap itself. Because they are two-party contracts and because they may have terms of greater than seven days, swap agreements may be considered to be illiquid, increasing the Fund’s interest rate risk. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty. It is possible that developments in the swaps market, including potential government regulation, could adversely affect the Fund’s ability to terminate existing swap agreements or to realize amounts to be received under such agreements. The derivatives market, including the swaps market, is subject to a changing regulatory environment. It is possible that regulatory or other developments in the derivatives market could adversely affect the Fund’s ability to successfully use derivative instruments. See also, “Risk Factors—Security Level Risks—Counterparty Risk” and “Risk Factors—Other Risks—Hedging Risk” and “Hedging Transactions” in the SAI.”

In order to clarify the additional risk associated with investments in iBoxx Total Return Swaps, the Registrant has added the following language to the end of the eighth paragraph under the heading, “The Fund’s Investments – Portfolio Composition and Other Information – Derivatives; Structured Notes”:

“iBoxx Loan Total Return Swaps share risks that are similar to other derivative instruments in which the Fund may invest. See “Risk Factors – Security Level Risks –Derivatives Risk, Including the Risk of Swaps.”

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.964.3502.

Sincerely yours,

/s/ David P. Glatz

David P. Glatz

Enclosures

Copies (w/encl.) to

G. Zimmerman

E. Fess